COLUMBIA FUNDS VARIABLE INSURANCE TRUST

225 Franklin Street

BOSTON, MA 02110

Writer’s Direct Contact

(617) 385-9536

April 29, 2011

Mr. Mark A. Cowan

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Columbia Funds Variable Insurance Trust (the “Registrant”)
Registration Nos. 033-14954; 811-05199

Dear Mr. Cowan:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us by electronic mail on March 30, 2011 in connection with post-effective amendment no. 38 to the Registrant’s registration statement on Form N-1A (the “Amendment”), filed with the SEC on February 15, 2011 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the Registrant’s Columbia Asset Allocation Fund, Variable Series series, which will be re-named Columbia Variable Portfolio – Asset Allocation Fund on May 2, 2011 (the “Fund”). The Staff’s comments are set forth below, and each is followed by our response.

1.	General

a.	Although the Fund may not rely on the delivery procedures provided in Rule 14a-16 under the 1934 Act, please supplementally confirm that the Fund will post its proxy materials on the internet as required by the Rule. See Shareholder Choice Regarding Proxy Materials, Investment Company Act Release No. 27911 (Aug. 1, 2007). See also, Internet Availability of Proxy Materials, Rel. No. IC-27671 (Jan. 22, 2007) available at http://www.sec.gov/rules/final/shtml.

Response: The Registrant will comply with the posting requirements under Rule 14a-16 under the 1934 Act.

b.	Please confirm that the registrant is aware of its obligation to file Interactive (XBRL) Data for the Fund’s Risk/Return Summary as an exhibit to its registration statement within 15 days of the effective date of the annual update to its registration statement. See IC-28617 (February 9, 2010)

Response: The Registrant is aware of its obligations to file XBRL Data for the Fund’s Risk/Return Summary as an exhibit to its registration statement.

c.	We note the fund describes investments in derivative instruments. As such, please review the fund’s principal strategies and principal risks disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the portfolio intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

Response: The use of derivatives is not described as a principal investment strategy of the Fund. Derivatives Risk is included a principal risk of investing in the Fund because of the Fund’s investment in Underlying Funds that may invest in derivatives as part of their principal investment strategy.

2.	Principal Risks

a.	We note the following risks are listed as principal risks of investing in the fund without a corresponding strategy: Emerging Market Securities; Energy and Natural Resources Sector; Foreign Securities; Frequent Trading; Growth Securities; Master Limited Partnership; Repurchase Agreements, Sector, Smaller Company Securities; Technology Sector; and Value Securities Risk.

Response: We have removed the following risks from the section of the prospectuses entitled “Columbia Variable Portfolio – Asset Allocation Fund – Principal Risks”: Changing Distribution Levels Risk, Emerging Markets Securities Risk, Energy and Natural Resources Sector Risk, Focused Portfolio Risk, Index Risk, Inflation Protected Securities Risk, Geographic Concentration Risk, Infrastructure-Related Companies Risk, Leverage Risk, Master Limited Partnership Risk, Money Market Fund Risk, Municipal Securities Risk, Non-Diversified Mutual Fund Risk, Pacific/Asia Regional Risk, Reinvestment Risk, Repurchase Agreements Risk, Short Sales Risk, Special Situations Risk, Tax Risk, Technology Sector Risk and Zero-Coupon Bonds Risk. Based on the expected allocation of Fund assets, we believe that Foreign Securities Risk, Frequent Trading Risk, Growth Securities Risk, Smaller Company Securities Risk and Value Securities Risk are principal risks of investing in the Fund.

b.	Please confirm that the following risks are principal risks of investing in the fund, rather than principal risks of an investment in the underlying fund: Asset-Backed Securities; Dollar Rolls; Focused Portfolio; Geographic Concentration; Index, Infrastructure-Related Companies; Mortgage-Backed Securities; Municipal Securities; Non-Diversified Mutual Fund; Pacific/Asia Regional; Quantitative Model; Short Sales; Special Situations; Tax; and Zero-Coupon Bonds. If so, please disclose the corresponding strategy in the Principal Investment Strategies section.

Response: The risks identified in “Columbia Variable Portfolio – Asset Allocation Fund – Principal Risks” are principal risks that the Fund will bear either directly, to the extent of its investments in individual securities, or indirectly, based on the extent of expected investments in Underlying Funds that are subject to such principal risks. We have clarified this by making the following changes to the fourth paragraph in this section:

By investing in a combination of Underlying Funds, the Fund has exposure to risks of many areas of the market. Descriptions of the principal risks of the Underlying Funds are provided below in the Additional Information About Underlying Funds and Risks – Principal Risks of Investing in the Fund and Underlying Funds section of this prospectus. The Fund is subject directly to the extent it invests in individual securities and other instruments and/or indirectly to the extent it invests in Underlying Funds to the following risks:

The section cross-referenced in the disclosure above includes the principal risks of the Underlying Funds outside of the summary section. We added this section because we believe it is helpful for Fund shareholders to be aware of all of the principal risks of Underlying Funds.

As discussed above in our response to Comment 2.a, we have removed a number of risks, including Focused Portfolio Risk, Geographic Concentration Risk, Index Risk, Infrastructure-Related Companies Risk, Municipal Securities Risk, Non-Diversified Mutual Fund Risk, Pacific/Asia Regional Risk, Short Sales Risk, Special Situations Risk, Tax Risk and Zero-Coupon Bonds Risk from the section of the prospectuses entitled “Columbia Variable Portfolio – Asset Allocation Fund – Principal Risks.” Because of the expected allocation of Fund assets, we believe that Asset-Backed Securities Risk, Dollar Rolls Risk and Mortgage-Backed Securities Risk are principal risks of the Fund. Quantitative Model Risk is a principal risk not only because the Fund may allocate assets to Underlying Funds that use quantitative methods but also because the Fund itself may use quantitative methods in making allocation and investment decisions, which we clarified in the final prospectus.

3.	Performance Information

a.	In the narrative preceding the bar chart and table, please clarify that the information provides some indication of the risks of investing in the fund by showing changes in the fund’s performance from year to year and by showing how the fund’s average annual returns from 1, 5, and 10 years compare with those of a broad measure of market performance.

Response: Item 4(b)(2) of Form N-1A requires the Fund to “[p]rovide a brief explanation of how the information illustrates the variability of the Fund’s returns.” Item 4(b)(2) provides the disclosure referenced in the comment as an example of how to provide the required explanation, but does not mandate that such disclosure be used exclusively. The Fund’s prospectuses include the following explanation for the performance shown:

—	The following bar chart and table show you how the Fund has performed in the past, and can help you understand the risks of investing in the Fund.

—	The bar chart below shows you how the performance of the Fund’s Class [1][2] shares has varied from year to year.

—	The table compares the Fund’s returns for each period with those of the S&P Index. . . . Because the Fund invests in fixed income securities in addition to equity securities, the table also compares the Fund’s returns for each period with those of the Barclays Capital Aggregate Bond Index.

We believe the current disclosure provides the required explanation.

b.	Please confirm to the staff that the fund’s fiscal year is other than a calendar year.

Response: The Fund’s fiscal year ends December 31.

4.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement that is the subject of this letter. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing. Registrant further acknowledges that it may not assert the Staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope that these responses adequately address your concerns. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Variable Insurance Trust

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